SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 23, 2005

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ (for past years through calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___________________

TABLE OF CONTENTS

Item	Page

News Release of the Company dated February 21,2005 announcing the resignation of Sheila Moriber Katz, MD, MBA, as a Director, and the appointment of Christopher S. Henney, PhD, DSc., as a Director of the Company effective March 8, 2005	3

Material Change Report of the Company dated February 23, 2005 and filed in Canadian jurisdictions on February 23, 2005	4

Signature	6

NEWS RELEASE
FOR IMMEDIATE RELEASE

CHRISTOPHER S. HENNEY JOINS BIOMIRA’S BOARD OF DIRECTORS

EDMONTON, ALBERTA, CANADA — FEBRUARY 21, 2005 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) and its Chairman, Mr. Eric E. Baker, today announced that Christopher S. Henney, PhD, DSc. has been invited to join Biomira’s Board, effective at the March 8, 2005 meeting of the Board of Directors.

Dr. Henney brings a wealth of experience and capabilities to the Board, both as a scientist with over 200 published articles in the field of immunology, and as an experienced business leader in the biotechnology sector.

Dr. Henny is a co-founder of three major publicly held U.S. biotechnology companies, Immunex Corporation, ICOS (Nasdaq:ICOS) and Dendreon Corporation (Nasdaq:DNDN). Most recently Dr. Henney was Chairman and Chief Executive Officer of Dendreon Corporation. He also serves on the Board of Directors of Bionomics Ltd. (ASX:BNO; OTC:BMICY), in Adelaide, South Australia, and as Chairman of Structural Genomix, a privately held company in San Diego, CA.

“We are extremely pleased to welcome Dr. Henney to Biomira’s Board of Directors. His strong background and comprehensive biotech industry experience will be a great asset to Biomira. I’m sure he will add a significant contribution to our Board,” said Eric Baker.

Concurrently, Biomira announces that after serving almost eight years with the Board of Directors, Sheila Moriber Katz, MD, MBA, has submitted her resignation to the Board and will not be standing for re-election at the upcoming Annual General Meeting of Shareholders.

“I would like to thank Dr. Katz for her tremendous contribution to Biomira’s Board of Directors over the last several years. As a scientist, clinician and physician with more than three decades of medical experience she has been an asset to the Board and we wish her well in her future pursuits,” said Eric Baker.

Biomira Inc.
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

# # #

Biomira Company Contacts:

Media Relations
Bill Wickson
Manager, Public Relations
(780) 490-2818/780-904-2462 (Cell)

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

BIOMIRA INC.

Material Change Report

1.	Name and Address of Company

Biomira Inc. ("Biomira")
2011 - 94 Street
Edmonton, Alberta T6N 1H1

2.	Date of Material Change

February 21, 2005

3.	News Release

Biomira issued a news release on Canada NewsWire on February 21, 2005.

4.	Summary of Material Change

On February 21, 2005, Biomira announced that Christopher S. Henney, PhD, DSc. has been invited to join the Board of Directors of Biomira, effective at the March 8, 2005 meeting of the Board of Directors. Concurrently, Biomira announced that after serving almost eight years with the Board of Directors, Sheila Moriber Katz, MD, MBA, has submitted her resignation to the Board.

5.	Full Description of Material Change

On February 21, 2005, Biomira announced that Christopher S. Henney, PhD, DSc. has been invited to join the Board of Directors of Biomira, effective at the March 8, 2005 meeting of the Board of Directors. Concurrently, Biomira announced that after serving almost eight years with the Board of Directors, Sheila Moriber Katz, MD, MBA, has submitted her resignation to the Board.

Dr. Henney is a co-founder of three major publicly held U.S. biotechnology companies, Immunex Corporation, ICOS (Nasdaq:ICOS) and Dendreon Corporation (Nasdaq:DNDN). Most recently Dr. Henney was Chairman and Chief Executive Officer of Dendreon Corporation. He also serves on the Board of Directors of Bionomics Ltd. (ASX:BNO; OTC:BMICY), in Adelaide, South Australia, and as Chairman of Structural Genomix, a privately held company in San Diego, CA.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.	Omitted Information

None

8.	Executive Officer

The name and business telephone number of an executive officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

Ronald J. Helmhold
Vice-President Treasury and Financial Operations
Biomira Inc.
2011 - 94 Street
Edmonton, Alberta T6N 1H1
Telephone: (780) 450-3761

DATED at Edmonton, Alberta, effective this 23rd day of February, 2005.

BIOMIRA INC.

By:	/s/	Ronald J. Helmhold

Ronald J. Helmhold
Vice-President Treasury and Financial Operations

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.

(Registrant)

Date: February 23, 2005	By:	/s/	Edward A. Taylor

Edward A. Taylor
Vice President Finance and Chief Financial Officer

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